

December 6, 2013

Via E-mail
Mr. Peter J. Moerbeek
Executive Vice President and Chief Financial Officer
Primoris Services Corporation
2100 McKinney Avenue, Suite 1500
Dallas, Texas 75201

      **RE: Primoris Services Corporation
            Form 10-K for the Year Ended December 31, 2012
            Filed March 7, 2013
            Form 10-Q for the Period Ended September 30, 2013
            Filed November 5, 2013
            File No. 1-34145**

Dear Mr. Moerbeek:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2013

General

1. During the earnings call held on November 5, 2013, it appeared that the energy business is now being managed separately with the intention of reporting it as a separate segment in the future. Please tell us when this change to your internal management structure took place and correspondingly how and when this change will impact your reportable segments pursuant to ASC 280. Refer to ASC 280-10-50-34 through 50-36.

Financial Statements

Notes to the Financial Statements

Note 19 – Commitments and Contingencies

Litigation, page 22

2. You have recorded an accrual for the matter related to the North Texas Tollway Authority. In addition, you are subject to other claims and legal proceedings arising out of your business. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please show us in your supplemental response what the revisions will look like in future filings.

3. In regards to other claims and legal proceedings arising out of your business, you believe that the outcome of these matters will not have a materially adverse effect on your consolidated financial position. Please also disclose the expected outcome of these matters on your consolidated statements of income and cash flows. Please show us in your supplemental response what the revisions will look like in future filings.

Backlog, page 34

4. Starting in the second quarter of 2013, you changed your backlog calculation to include an estimated level of MSA revenues for the next four quarters. You previously did not include any anticipated revenues related to these agreements until you had been given a specific work order or contract. Given that there is no minimum amount to which a customer commits to under these agreements and there have been instances in which no revenues have resulted from a signed MSA, please expand your disclosures to discuss how you arrived at the estimated amounts of MSA revenues to include in your backlog calculation. Please also confirm that you will continue to separately disclose backlog amounts associated with MSA revenues or tell us why you determined that this disclosure does not need to be provided. Refer to Item 101(c)(1)(viii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief